

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 21, 2010

Mr. Gary Borglund
President and Chief Executive Officer
NVCN Corporation
1800 Wooddale Drive, Suite 208
Woodbury, MN 55125

      RE: **NVCN Corporation**
               Form 8-K dated October 8, 2010
               Filed December 20, 2010
               File No. 000-13187

Dear Mr. Borglund:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed December 20, 2010

Item 4.01 Changes in Registrant's Certifying Accountant

Form 8-K filed December 20, 2010

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note in the last sentence of the first paragraph you indicate "A copy of the dismissal letter sent by the Registrant to Gruber & Company, LLC is attached hereto as Exhibit 16.1." We do not see the exhibit letter referred to. Although the dismissal letter is not a required exhibit for Item 4.01 Form 8-K, if you continue to indicate that you are including it as an exhibit, please file the exhibit.

2. We note in paragraph four you indicate "During the most [?] fiscal year ended May 31, 2008…" Please confirm that you mean most recent fiscal year ended May 31, 2008 and clarify this in your future filing.

3. To this regard, please amend the Item 4(a) paragraph four of Form 8-K to also cover the interim period from the date of the last audited financial statements to October 8, 2010, the date of dismissal, resignation or declination. See Item 304(a)(1)(IV) of Regulation S-K.

4. Since the report was due by October 15, 2010, the letter from the former accountant was due by October 29, 2010. Amend the report to include the required letter from the former accountant. See Item 4 of Form 8-K and Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dennis Hult, Staff Accountant at 202 551-3618 or me at 202 551-3212. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief